Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com
December 23, 2010
VIA EDGAR CORRESPONDENCE
Mr. Dominic Minore
Mr. Kevin Rupert
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE:	Chartwell Dividend and Income Fund, Inc. (the “Fund”) Proxy Statement for Special Meetings of Shareholders File No. 811-08747
Dear Messrs. Minore and Rupert:
          This letter responds to your comments and questions conveyed by telephone on November 24, 2010 to the undersigned on the above-referenced preliminary proxy statement filed with the Securities and Exchange Commission (“Commission”) on November 12, 2010. The pages of the draft proxy statement that have been revised pursuant to these comments are attached to this letter and marked to show the changes. Capitalized terms that are not defined herein have the meanings assigned to them in the proxy statement.
1.	Comment: The current and pro forma fees and expenses table and the expense example should be included in the body of the proxy statement rather than as an exhibit.
     Response: The table and expense example have been moved to the section entitled “Approval of the Proposed Investment Management Agreement Between the Fund and Bexil Advisers—The Terms of the Proposed Investment Management Agreement and Comparison of Proposed and Current Agreements—Fees and Expenses” on attached pages PS 4-5 of the proxy statement.
2.	Comment: The expense ratio in the Fund’s Financial Highlights and all ratios in the current and pro forma fees and expenses table should be calculated as a percentage of net assets attributable to common shares rather than as a percentage of Managed Assets.
     Response: The current and pro forma fees and expenses table has been revised to show the expenses calculated as a percentage of average net assets attributable to common shares. The ratios of expenses shown in the Financial Highlights starting with the fiscal year ended November 30, 2006 through May 31, 2010 were calculated based on managed assets. The Fund’s financial highlights for the six months ended May 31, 2010 and for each of the four fiscal years ended November 31, 2009 have been recalculated as a percentage of average net assets and will be provided to the Fund’s shareholders in Exhibit D to the proxy statement. Going forward, all ratios of expenses in the Fund’s financial highlights will be calculated based on a percentage of average net assets attributable to common shares.
3.	Comment: “Tax return of capital” in the Financial Highlights should not be characterized as a dividend.
     Response: The Financial Highlights caption “Less dividends” has been changed to “Less dividends and distributions” and the caption “Total dividends” has been changed to “Total dividends and distributions” in the Financial Highlights contained in Exhibit D to the proxy statement. Going forward, the caption will read “Total dividends and distributions” for those periods that the Financial Highlights contain a return of capital entry.
4.	Comment: The “Interest expense” in the Statement of Operations should be listed under “Expenses” and included in “Total operating expenses.”
     Response: Going forward, the “Interest expense” in the Statement of Operations will be listed under “Expenses” and included in “Total operating expenses.”
5.	Comment: Current and pro forma fees and expenses table: (1) all calculations should be based on the audited financial statements, unless the fees would be higher using more recent semi-annual financial statements and, as noted in comment 2, based on net assets attributable to common shares; (2) explain why the current expenses in the table restated to reflect the termination of the commercial paper program and how this restatement compares to the actual expenses; (3) show only gross expenses and contractual fee waivers in the table; (4) explain in a footnote that the management fee is calculated in both the Current Agreement and the Proposed Investment Management Agreement as a percentage of Managed Assets; and (5) delete the reference to the contractual fee waiver unless the waiver reduces the expenses listed in the table.
     Response: The pro forma fee table has been revised accordingly. Please see attached pages PS 4-5 of the proxy statement.

6.	Comment: Include disclosure in the proxy statement addressing the Board’s consideration of the impact of the additional acquired fund fees and expenses on the expenses of the Fund, whether those additional fees are likely to significantly reduce estimated cost savings and whether the future purchases of closed-end fund shares and the additional fees incurred thereby is reasonable in relation to the proposed 0.95% investment management fee.
     Response: The Fund has revised the disclosure under the heading “Factors Considered by the Board of Directors of the Fund in Approving the Proposed Investment Management Agreement” on attached page PS8 of the proxy statement as follows:
The Board noted that the Fund will incur Acquired Fund Fees and Expenses greater than reflected in the Current and Pro Forma Fees and Expenses table to the extent that the Fund further invests in other closed-end funds, which will reduce the expected cost savings over time. The Board considered that the anticipated investment in closed-end funds and the additional Acquired Fund Fees and Expenses are reasonable in relation to the proposed investment advisory fee.
7.	Comment: Disclose in the proxy statement that there is no guarantee that the Fund will achieve the expected cost savings or economies of scale.
     Response: The Fund has added the statement that there can be no assurance that the expected cost savings or the economies of scale will be achieved on attached pages PS 2, 4, 5 and 8 of the proxy statement.
8.	Comment: The disclosure reciting the requirements of Section 15(f)(3) is incomplete.
     Response: The Fund has completed the disclosure regarding the Section 15(f)(3) requirements under the heading “Approval of the Proposed Investment Management Agreement Between the Fund and Bexil Adviser—Summary of Proposed Transaction” on attached page PS 2 of the proxy statement.
9.	Comment: Confirm that Bexil or Bexil Advisers, and not the Fund, is paying the Business Transfer fee to Chartwell Partners and that the Fund is not obligated to use Chartwell Partners or any of its affiliates for services in the future.
     Response: The Fund represents that it is not paying any portion of the Business Transfer fee to Chartwell Partners. The Fund is not obligated to use Chartwell Partners or any of its affiliates for services in the future.

10.	Comment: Clarify in the proxy statement that Chartwell Partners’ consulting fee will be paid by Bexil or Bexil Advisers and clarify whether the consulting fee is being paid out of the Business Transfer fee.
     Response: The Fund has been informed by Bexil Advisers and Chartwell Partners that any payments to Chartwell Partners for consulting services performed during the first three months following the Closing will be paid by Bexil or Bexil Advisers out of the payment to be made for the Business Transfer and thereafter by Bexil or Bexil Advisers at an hourly rate. This disclosure has been added on attached page PS 2 of the proxy statement.
11.	Comment: Confirm that the Global Income Fund is the only fund in the Bexil Investment Company Complex that has a similar investment objective as the Fund and that its advisory fee is not subject to a waiver.
     Response: The Fund has been informed by Bexil Advisers and Chartwell Partners that Global Income Fund is the only fund in the Bexil Investment Company Complex that has a similar investment objective as the Fund’s and that the investment adviser to the Global Income Fund is not currently waiving any portion of its advisory fee.
12.	Comment: The preliminary proxy statement states that “Bexil Advisers has also informed the Board that if the Business Transfer is consummated, Bexil Advisers expects that the Fund’s Direct Operating Expenses (defined in “Terms of the Proposed Investment Management Agreement and Comparison of Proposed and Current Agreements”) may decrease. A table showing the Fund’s current and pro forma fees and expenses is attached to this proxy statement as Exhibit D. However, the Fund will incur indirect fees and expenses greater than reflected in Exhibit D to the extent that it further invests in other closed-end funds.” Disclose in the proxy statement an estimated time frame for the expected decrease in direct expenses and increase in the indirect fees and expenses.
     Response: The Fund has added disclosure under the heading “Approval of the Proposed Investment Management Agreement Between the Fund and Bexil Advisers—The Terms of the Proposed Investment Management Agreement and Comparison of Proposed and Current Agreements—Fees and Expenses” on attached page PS 4 of the proxy statement discussing the estimated time frame for the expected decrease in expenses. The Fund is not able to provide an estimated time frame for the expected increase in Acquired Fund Fees and Expenses beyond the first year after the Closing because the level of investment in other closed-end funds will depend on market conditions, maturities of bonds in the Fund’s portfolio and other factors that cannot be predicted at this time.
13.	Comment: Describe in the proxy statement the investment strategy of investing in closed-end investment companies, the risks and the duplication of fees consistent with the level of disclosure that would be required in a prospectus pursuant Item 8 of Form N-2.
     Response: The Fund has added the requested disclosure under the heading “Approval of the Proposed Investment Management Agreement Between the Fund and Bexil Advisers—Summary of Proposed Transaction” on attached pages PS 1-2 of the proxy statement.
14.	Comment: Under “Approval of the Proposed Investment Management Agreement Between the Fund and Bexil Advisers—The Terms of the Proposed Investment Management Agreement and Comparison of Proposed and Current Agreements” add the following sentence: “Discussed below are the material provisions of the Proposed Investment Management Agreement and the material differences between the Proposed Investment Management Agreement and the Current Agreement.”
     Response: The Fund has deleted the last sentence of the first paragraph of that section and has added the requested disclosure. Please see attached page PS 3 of the proxy statement
15.	Comment: The discussion of the contractual fee waiver in the proxy statement and the Form of Fee Waiver Letter appended to the proxy statement should be calculated based on net assets attributable to common shares instead of managed assets.
     Response: Bexil Advisers has informed the Fund that it prefers that the discussion of the contractual fee waiver in the proxy statement and the Form of Fee Waiver Letter be calculated based on Managed Assets because such presentation is consistent with the calculation of the advisory fee in the Proposed Investment Management Agreement and thus provides more meaningful information to shareholders. Therefore, the discussion of the contractual fee waiver in the proxy statement and the Form of Fee Waiver Letter will continue to be shown as a percentage of Managed Assets.
16.	Comment: State whether Chartwell Partners’ voluntary fee waiver or Bexil Advisers’ contractual fee waiver is subject to recoupment.
     Response: Neither Chartwell Partners’ voluntary fee waiver nor Bexil Advisers’ contractual fee waiver is subject to recoupment. Statements to that effect have been included on page PS 3 of the proxy statement and, with respect to Bexil Advisers, in the Form of Fee Waiver Letter.
17.	Comment: The preliminary proxy statement states that Bexil and Bexil Advisers have represented that they will not recommend to the Fund’s successor board of directors to delist the Fund from the New York Stock Exchange or change the Fund’s managed distribution policy “absent a change in conditions or circumstances.” Add that the change in conditions or circumstances would need to be material.
     Response: The Fund has revised the disclosure on attached pages PS 2 and 9 of the proxy statement to state that Bexil and Bexil Advisers have represented that they will not recommend to the Fund’s successor board of directors to delist the Fund from the New York Stock Exchange or change the Fund’s managed distribution policy absent a material change in conditions or circumstances.
18.	Comment: Explain in the proxy statement the consequences of delisting from the stock exchange.
     Response: Disclosure regarding the consequences of delisting from the stock exchange has been added on attached page PS 9 of the proxy statement.
19.	Comment: Include any other allegations in the Bexil litigation that should be disclosed to shareholders.
     Response: The Fund has added the requested disclosure on attached pages PS 9-10 of the proxy statement.
20.	Comment: State how votes in opposition to a proposal will be voted in a vote regarding an adjournment.
     Response: Page 2 of the preliminary proxy statement filed on November 12, 2010 contains disclosure that shares represented by proxies indicating a vote against a proposal will be voted against adjournment as to that proposal.
21.	Comment: Represent that the Fund has not opted into the Maryland Control Share Acquisition Act and include a representation by Bexil and Bexil Advisers that it does not plan to have the Fund opt into the Maryland Control Share Acquisition Act in the future.
     Response: The Fund has not opted into the Maryland Control Share Acquisition Act and Bexil and Bexil Advisers has informed the Fund that it does not plan to have the Fund opt into the Maryland Control Share Acquisition Act unless permitted by applicable law.
22.	Comment: State whether the change in the investment adviser will impact the exemptive relief granted to the Fund by the Commission pursuant to Section 19 of the 1940 Act.
     Response: The change in the Fund’s investment adviser from Chartwell Partners to Bexil Advisers will not affect the exemptive relief granted to the Fund by the Commission pursuant to Section 19 of the 1940 Act.

23.	Comment: State in the proxy statement what will happen if the Proposed Investment Management Agreement is not approved.
               Response: In the second paragraph on page 3 of the preliminary proxy statement filed on November 12, 2010, the Fund states that “if shareholders do not approve the Proposed Agreement at the first Meeting and do not elect the new slate of directors at the second Meeting, or if the other conditions of the Transaction Agreement are not satisfied or waived, then the Business Transfer will not be completed and the Transaction Agreement will terminate. In such case, the current directors will continue to serve as the Fund’s directors until their terms of office expire and their successors are duly elected and qualified and Chartwell Partners will continue as the investment adviser to the Fund.”
*     *     *     *
          The Fund will include the aforementioned disclosures in the definitive proxy statement to be filed pursuant Rule 14a-6(b) under the Securities Exchange Act of 1934 on December 28, 2010.
          In connection with responding to comments from the Commission, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The preceding comments and related responses have been provided by and discussed with management of the Fund. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,
/s/ Nancy P. O’Hara
Nancy P. O’Hara

cc: Michael P. Malloy, Esq.

FIRST MEETING
APPROVAL OF THE ~~NEW~~PROPOSED INVESTMENT MANAGEMENT
AGREEMENT BETWEEN THE FUND AND BEXIL ADVISERS
Summary of the Proposed Transaction
     During the second quarter of 2010, Chartwell Partners, the Fund’s investment adviser, was approached by Bexil with a proposal to replace Chartwell Partners as the investment adviser to the Fund with Bexil Advisers, a newly organized wholly-owned subsidiary of Bexil. Chartwell Partners and Bexil are not affiliates of each other and have not previously engaged in any transactions with each other.
     Chartwell Partners evaluated the proposal it received from Bexil as part of its consideration of an exit from the proprietary closed-end fund business and expansion of its focus on sub-advisory relationships. In conjunction with this evaluation, Chartwell Partners concluded that Bexil Advisers would bring to the Fund a team of professionals with experience in managing registered investment companies.
     During the ensuing months, Chartwell Partners and Bexil discussed terms and conditions of the Business Transfer, with these discussions culminating in the execution of the Transaction Agreement on November 9, 2010. Under the Transaction Agreement, Bexil and Bexil Advisers agreed to make payments to Chartwell Partners totaling up to $4,325,000 in consideration for the Business Transfer.
     If the Business Transfer is consummated, Bexil Advisers will become the investment adviser to the Fund. The daily portfolio management of the Fund will be provided by the Investment Policy Committee of Bexil Advisers, consisting of Thomas B. Winmill as Chairman, Bassett S. Winmill as Chief Investment Strategist, John F. Ramirez as Director of Fixed Income, and Heidi Keating as Vice President-Trading. The same members of the Investment Policy Committee also manage Midas Perpetual Portfolio and Global Income Fund. Global Income Fund has an investment objective similar to the investment objective of the Fund. Its assets and investment advisory fee are listed below:

	Assets as of September 30, 2010	Advisory Fee
Global Income Fund	$35,194,676	.70%
     Mr. Thomas Winmill is also the Portfolio Manager of Midas Fund and Mr. Bassett Winmill is the Portfolio Manager of Midas Special Fund and Foxby Corp.
     Bexil Advisers has advised the Board that it does not intend to change the investment objectives, policies or general strategies of the Fund other than gradually to shift the Fund’s direct investments in high yield fixed income securities to closed-end funds that may hold such securities~~. Bexil Advisers has also~~ to the extent permitted by the 1940 Act and related rules. In accordance with the 1940 Act, the Fund is limited in the amount the Fund and its affiliates can invest in any one closed-end fund to 3% of the closed-end fund’s total outstanding stock. As a result, the Fund may hold a smaller position in a closed-end fund than if it were not subject to this restriction. To comply with the provisions of the 1940 Act, on any matter upon which closed-end fund stockholders are solicited to vote, Bexil Advisers will vote such closed-end fund shares in the same general proportion as the votes cast by all other stockholders. Bexil Advisers will not invest Fund assets in any closed-end funds managed by Bexil Advisers or its affiliates.
     Shares of closed-end funds represent interests in professionally managed portfolios that invest in other securities. An investment in a closed-end fund involves substantially the same risks as investing directly in the underlying instruments that the fund holds. Investments in shares of other closed-end funds are also affected by risks similar to those of the Fund including, for example, the market price of closed-end fund shares may trade above or below their net asset value, an active trading market for shares may not be maintained, and in the case of leveraged closed-end funds, their share price and net asset value may fluctuate to a greater extent and be more volatile than un-leveraged closed-end funds. Closed-end funds, like all investment companies, incur advisory fees and other expenses. The Fund, as a shareholder, will indirectly bear its pro rata portion of such fees and expenses

(which we refer to as “Acquired Fund Fees and Expenses”) in addition to the Fund’s direct fees and expenses, so shareholders of the Fund will be subject to duplication of fees on investments by the Fund in other investment companies.
     As explained in more detail under “Terms of the Proposed Investment Management Agreement and Comparison of Proposed and Current Agreements—Fees and Expenses” below, Bexil Advisers has informed the Board that if the Business Transfer is consummated, Bexil Advisers expects that the Fund~~’s direct operating expense ratio may decrease (a table showing the Fund’s current and pro forma fees and expenses is attached to this proxy statement as Exhibit D)~~’s Direct Operating Expenses may decrease. However, the Fund will incur ~~indirect fees and expenses greater than reflected in Exhibit D~~ additional Acquired Fund Fees and Expenses to the extent that it further invests in other ~~closed-end funds.~~ investment companies which will reduce the expected cost savings over time. There can be no assurances that the expected cost savings or the economies of scale will be achieved.
     In addition, Bexil Advisers has represented to the Board that, subject to its fiduciary duty, it will not recommend that the successor board of directors change the Fund’s managed distribution policy absent a material change in conditions or circumstances.
      Chartwell Partners and Bexil Advisers ~~has~~have agreed to conduct ~~its business~~their respective businesses so as to ensure that, to the extent within ~~its~~their control, the conditions for reliance by Chartwell Partners on Section 15(f) of the 1940 Act as it relates to the Proposed Investment Management Agreement are satisfied including~~; (i) the requirement in Section 15(f) that the Fund have,~~ that: (i) for a period of three years after the Closing, at least 75 per cent of the members of ~~its~~the Fund’s board of directors ~~who~~ are not “interested” persons of Bexil Advisers or Chartwell Partners; and (ii) ~~the requirement in Section 15(f) that, for a period of two years after the Closing, Bexil Advisers or its successor shall not receive or be~~no “unfair burden” is imposed on the Fund as a result of the Business Transfer or any express or implied terms, conditions, or understandings applicable thereto. An unfair burden on an investment company is defined in the 1940 Act to include any arrangement during the two-year period after the Closing, whereby Bexil Advisers, Chartwell Partners, any interested person of either and their successors, if any, receives or is entitled to receive any compensation directly or indirectly (A) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Fund, other than bona fide ordinary compensation as principal underwriter for the Fund, or (B) from the Fund or its security holders for other than bona fide investment advisory or other services.
     If the Business Transfer is consummated, Chartwell Partners will serve in a consulting capacity for a period of at least three months ~~from~~after the ~~closing of the transaction~~Closing and will assist Bexil Advisers in the orderly transition of Fund ~~management~~Management from Chartwell Partners to Bexil Advisers. However, Chartwell Partners has informed the Fund that, in its consulting capacity, it will not provide services that would cause it to be an “investment adviser” or a “sub-adviser” to the Fund within the meaning of the 1940 Act. Bexil Advisers and Chartwell Partners have advised that any payments to Chartwell Partners for such consulting services performed during the first three months following the Closing will be paid by Bexil or Bexil Advisers out of the payment to made for the Business Transfer and thereafter by Bexil or Bexil Advisers at an hourly rate.
     As indicated above, the Fund is not a party to the Transaction Agreement and the Fund’s shareholders are not being asked to approve the Transaction Agreement. However, the Business Transfer will not be effected unless ~~the~~ Fund shareholders approve the Proposed Investment Management Agreement and elect the new slate of directors. The Board has unanimously approved the Proposed Investment Management Agreement and recommends that the Fund’s shareholders vote in favor of ~~each of the proposals at the Meetings~~it.
     For a discussion of factors considered by the Board in its deliberations, see below “Factors Considered by Board of Directors of the Fund in Approving the Proposed Investment Management Agreement.” For additional information about the Proposed Investment Management Agreement and a comparison of the Proposed Investment Management Agreement and Current Agreement, see below “The Terms of the Proposed Investment Management Agreement and Comparison of Proposed and Current Agreements.”
     The Business Transfer is expected to close on or about ~~December 30, 2010 (the “Closing”). The Closing is subject to the fulfillment of certain conditions, including, among other things,~~the first business day after receipt of shareholder approval of both the Proposed Investment Management Agreement and election of the new slate of directors for the Fund (the “Closing”). The Closing is subject to certain other conditions that may be waived in whole or in part by the parties.

The Terms of the Proposed Investment Management Agreement and Comparison of Proposed and Current Agreements
     The Proposed ~~Agreement and~~ Investment Management Agreement is attached to this proxy statement as Exhibit A. A form of fee waiver letter from Bexil Advisers addressed to the Board (the “Fee Waiver Letter ~~are~~ ”) is attached to this proxy statement as ~~Exhibits A and B respectively~~Exhibit B. If approved by the shareholders of the Fund, the Proposed Investment Management Agreement will become effective at the Closing. Discussed below are the material provisions of the Proposed Investment Management Agreement and the material differences between the Proposed Investment Management Agreement and the Current Agreement. The following summary of the terms of the Proposed Investment Management Agreement is qualified in its entirety by reference to the form of such agreement~~. Although there are differences between the Proposed Agreement and Current Agreement, unless otherwise noted, the provisions of the Proposed Agreement set forth below are generally substantially similar to the provisions of the Current Agreement.~~
     Investment Advisory Services: Under the Proposed Investment Management Agreement, Bexil Advisers will act as the investment adviser for the Fund and will manage the investment and reinvestment of the Fund’s assets, including the regular furnishing of advice with respect to the Fund’s portfolio transactions, subject at all times to the control and oversight of the Fund’s Board ~~of Directors~~. The Current Agreement contains a similar provision, but describes in more detail the advisory services to be provided and also states that the services will be provided in accordance with the Fund’s investment objective, policies and restrictions as stated in the Prospectus and resolutions of the Board. The Current Agreement also specifically requires Chartwell Partners to provide personnel to act as officers of the Fund and will pay their salaries; will furnish office facilities, equipment and related services necessary for the operation of the Fund; transmit information concerning purchases and sales of the Fund’s portfolio securities to the custodian for proper settlement; and prepare quarterly brokerage allocation summaries and monthly securities transaction listings. The Proposed Investment Management Agreement provides that Bexil Advisers will pay the salaries of all of the Fund’s officers (except the Chief Compliance Officer) and employees who are not officers, directors, shareholders or employees of Bexil Advisers or its affiliates. The allocation of other expenses relating to management of the Fund is discussed under “~~Payment of~~Fees and Expenses” below.
     Fees and Expenses: Under the Proposed Investment Management Agreement, the Fund will pay to Bexil Advisers a fee at the annual rate of .95% of the Fund’s “Managed Assets.” “Managed Assets” means the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities, which liabilities exclude debt relating to leverage, short-term debt and the aggregate liquidation preference of any outstanding preferred stock. The Current Agreement provides for the same fee structure. Chartwell Partners currently voluntarily waives .10% of its advisory fee annually, and that waiver could be reduced or terminated at any time. Chartwell Partners is not entitled to reimbursement of any waived fees. In contrast, pursuant to the Fee Waiver Letter Bexil Advisers ~~has~~will contractually ~~agreed~~agree for a period of two years, to waive up to .10% of its advisory fee annually to the extent that the ratio stated as a percentage of the Fund’s direct operating expenses (the Fund’s total operating expenses (excluding commercial paper fees and interest expense, borrowing interest and fees, brokerage commissions, taxes, fees and expenses of investing in other investment companies, and extraordinary expenses)) (“Direct Operating Expenses”) to the Fund’s Managed Assets exceeds at the annual rate the lesser of (1) 1.58% or (2) the ratio stated as a percentage set forth in the Financial Highlights of the Fund’s audited annual report for the year ending November 30, 2010 in the line entitled “Total operating expenses including waiver of fees” restated as a percentage of Managed Assets.~~“Payment of Expenses:~~ Pursuant to the Fee Waiver Letter, Bexil Advisers will contractually agree that it is not entitled to reimbursement of any waived fees.
     The Proposed Investment Management Agreement more clearly specifies the allocation of expenses between the Fund and Bexil Advisers. Section 2 of the Proposed Investment Management Agreement, which is attached to this Proxy Statement as Exhibit A, contains a list of the expenses to be paid by the Fund. Unlike the Proposed Investment Management Agreement, under the Current Agreement all expenses related to office space rental and maintenance of the Fund’s website are paid by Chartwell Partners. In addition, the Fund currently does not pay any additional compensation to its CCO, who is an employee of Chartwell Partners. Under the Proposed Investment Management Agreement, the Fund will reimburse Bexil Advisers for providing certain administrative services at cost including compliance and accounting services. ~~Notwithstanding these additional expenses, Bexil Advisers anticipates that the Fund’s direct operating expense ratio may decrease because of cost savings that may be achieved by reducing certain fixed costs of the Fund and by allocating certain common costs across all of the~~

~~funds in the Bexil Investment Company Complex (a table showing the Fund’s current and pro forma fees and expenses is attached to this proxy statement as Exhibit D). However, the Fund will incur indirect fees and expenses greater than reflected in Exhibit D to the extent that it further invests in other closed-end funds.~~The Proposed Investment Management Agreement also provides that the Fund will reimburse Bexil Advisers’ expenses, including the fees and expenses of Bexil Advisers’ legal counsel, in connection with disclosure of confidential information, requested by the Fund or required or lawfully requested by applicable ~~Federal~~federal or state regulatory authorities or otherwise. The Current Agreement is silent regarding reimbursement of such expenses.
     Notwithstanding these additional expenses, Bexil Advisers anticipates that the Fund’s Direct Operating Expenses may decrease because of cost savings that may be achieved by reducing certain fixed costs of the Fund and by allocating certain common costs across all of the funds in the Bexil Investment Company Complex. Bexil Advisers has informed the Fund that it intends to initiate efforts to reduce the Fund’s Direct Operating Expenses immediately after the Closing, and estimates that those efforts may be fully implemented approximately six months after the Closing. Bexil Advisers expects, however, that the reduction in expenses achieved by those savings will not be fully reflected in the financial statements for the fiscal year ending November 30, 2011. In addition, the Fund may incur Acquired Fund Fees and Expenses greater than reflected in the Current and Pro Forma Fees and Expenses table below to the extent that Bexil Advisers further invests the Fund’s assets in other investment companies, which will reduce the expected cost savings over time. As shown in the table below, Bexil Advisers estimates that Acquired Fund Fees and Expenses will be approximately 0.06%, which assumes an average of 6% of the Fund’s average net assets will be invested in other investment companies, principally closed-end funds, in the first year after the Closing. The Fund’s investments in other investment companies, and accordingly, such expenses may gradually increase after such period dependent on market conditions, the maturities of the bonds in the Fund’s portfolio, and other factors. There can be no assurances that the expected cost savings or the economies of scale will be achieved.
~~COMPARISON OF CURRENT AND~~
~~PRO FORMA FEES AND EXPENSES~~
Comparison of Current and
Pro forma Fees and Expenses
(unaudited)
     The purpose of the ~~fee~~expense table and the expense example below is to help you understand the fees and expenses that you, as a shareholder, ~~would~~may bear directly and indirectly. The ~~pro forma information shown below assumes that the Proposed Agreement and nominees for Directors have been approved by shareholders and that the Closing has occurred~~expense table compares the Fund’s current expenses to the Fund’s pro forma expenses giving effect to the Proposed Investment Management Agreement and the management of the Fund by Bexil Advisers. The pro forma expenses and expense example should not be considered a representation of future expenses. Actual future expenses may be higher or lower than those shown.
     ~~The fee table compares the Fund's current expenses to the Fund's pro forma expenses giving effect to the Proposed Agreement and the management of the Fund by Bexil Advisers.~~

Annual Expenses
(as a percentage of ~~Managed~~
~~Assets(1)~~average net assets attributable to common shares)	Current Expenses (~~[2]~~1)	Pro Forma Expenses(~~[3]~~2)
Management ~~Fee~~Fees (3)	~~0.95~~1.10%	~~0.95~~1.10%
Interest Payments on Borrowed Funds (4)	~~0.30~~0.66%	~~0.30~~0.24%
Other Expenses (~~[4]~~5)	~~0.63~~0.93%	~~0.53~~0.67%

Acquired Fund Fees and Expenses (~~[5]~~6)	~~0.01~~0.00%	~~0.03~~0.06%
Total Annual Expenses -~~(6)~~	~~1.89~~2.69%	~~1.81~~2.07%
~~(1) Managed Assets means the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities, which liabilities exclude debt relating to leverage, short-term debt, and the aggregate liquidation~~

~~preference of any outstanding preferred stock. Presenting Annual Expenses on a percentage of Managed Assets is consistent with the calculation of Annual Expenses in the Fund’s semi-annual and annual financial statements.~~

(1)	~~(2)~~ Current expenses are the ~~annualized~~ historical expenses of the Fund as of ~~May 31, 2010,~~the Fund’s fiscal year ended November 30, 2009 restated to ~~reflect~~exclude the ~~termination~~non-interest expenses of the commercial paper program which was terminated on April 26, ~~2010 and a voluntary advisory fee waiver of 0.10% annually by Chartwell Partners reflected in Other Expenses~~2010. For the year ended November 30, 2009, the non-interest expenses of the commercial paper program were 0.32% of average net assets.

(2)	~~(3)~~ The pro forma expenses, other than the Management ~~Fee~~Fees, are estimated.

(3)	~~(4)~~ The ~~Proposed Agreement more clearly specifies the allocation of expenses between the Fund and Bexil Advisers. Unlike the Proposed Agreement, under the Current Agreement all expenses related to office space rental and maintenance of the Fund’s website are paid by~~Fund pays an investment advisory fee to Chartwell Partners~~. In addition, the Fund currently does not pay any additional compensation to its CCO, who is an employee of Chartwell Partners. Under the Proposed Agreement, the Fund will reimburse Bexil Advisers for providing certain administrative services at cost comprised of compliance and accounting services. Notwithstanding these additional expenses,~~  at an annual rate of 0.95% of the Fund’s Managed Assets. The Fund would pay the same rate under the Proposed Investment Management Agreement.

(4)	Effective April 26, 2010, the Fund replaced its commercial paper program with a line of credit. The non-interest expenses of the commercial paper program were excluded from current expenses to provide a one-to-one comparison of interest payments to those expected under pro forma expenses. The difference in pro forma and current expenses reflects the reduced costs of borrowing under proposed credit arrangements.

(5)	Bexil Advisers anticipates that the ~~direct operating expense ratio~~Direct Operating Expenses of the Fund may decrease because of cost savings that may be achieved by reducing certain fixed costs of the Fund and by allocating certain common costs across all of the funds in the Bexil Investment Company Complex, and that those savings may be achievable over time through the use of vendors servicing the Bexil Investment Company Complex. There can be no assurances that the expected cost savings or the economies of scale will be achieved.

(6)	~~(5)~~ Fund ~~investors~~shareholders will bear indirectly ~~the fees and expenses (including~~Acquired Fund Fees and Expenses to the extent of the Fund’s investment ~~advisory fees and~~in other ~~operating expenses) of any~~ investment companies ~~in which the Fund invests (“acquired funds”)~~. For purposes of this calculation, Bexil Advisers assumed that an average of ~~5~~6% of the Fund’s ~~Managed Assets~~average net assets will be invested in ~~acquired~~other investment companies, principally closed-end funds, in the first year after Closing, although such percentage and the related Acquired Fund Fees and Expenses ~~in the table above are expected to~~may gradually increase after such period dependent on market conditions, the maturities of the ~~bond~~bonds in the Fund’s portfolio, and other factors.

~~(6)~~	~~Current “Total Annual Expenses” are stated net of 0.10% advisory fee waiver. Chartwell Partners voluntarily waives 0.10% of its advisory fee annually. Chartwell Partners may reduce or terminate the waiver at anytime. Bexil Advisers has contractually agreed for a period of two years, to waive up to 0.10% of its advisory fee annually to the extent that the ratio stated as a percentage of the Fund’s total operating expenses (excluding commercial paper fees and interest expense, borrowing interest and fees, brokerage commissions, taxes, fees and expenses of investing in acquired funds (“Acquired Fund Fees and Expenses” in the table above), and extraordinary expenses) (together, “Direct Operating Expenses”) to the Fund’s Managed Assets exceeds at the annual rate the lesser of (1) 1.58% or (2) the ratio stated as a percentage set forth in the Financial Highlights of the Fund’s audited annual report for the year ending November 30, 2010 in the line entitled “Total operating expenses including waiver of fees.” Pro forma “Total Annual Expenses” do not include a provision for the contractual fee waiver as the pro forma Direct Operating Expense ratio of 1.48% does not exceed 1.58% and the Fund has not completed its 2010 fiscal year as of the date of this Proxy Statement.~~

The following examples illustrate the expenses that you would pay on a $1,000 investment in shares of the Fund, assuming (1) a 5% annual return and (2) that the Fund incurs current and pro forma expenses at the levels set forth in the table above ~~adjusted to eliminate the effect of the voluntary fee waiver~~.

	1 Year		3 Years		5 Years		10 Years
Current expenses	$	~~20~~ 27	$	~~62~~ 84	$	~~107~~ 142	$	~~232~~ 302
Pro forma expenses	$	~~18~~21	$	~~57~~65	$	~~98~~111	$	~~213~~240
The example above should not be considered a representation of future expenses or returns. Actual expenses or returns may be higher or lower than those shown.
     In addition, the Fund’s financial highlights for the semi-annual period ended May 31, 2010 and the five previous fiscal years are attached to this proxy statement as Exhibit D. Those financial highlights have been revised to show the Fund’s expense ratios calculated based on average net assets attributable to common shares. The ratios calculated based on Managed Assets, as defined above, are also provided.
     Standard of Care and Limitation of Liability: The Proposed Investment Management Agreement provides that Bexil Advisers shall not be liable to the Fund or to any shareholder of the Fund for any error of judgment or mistake of law or for any loss suffered by the Fund or the Fund’s shareholders in connection with the matters to which the agreement relates, but nothing shall be interpreted to protect Bexil Advisers against any liability to the Fund or the Fund’s shareholders by reason of breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under the agreement. The Current Agreement contains a similar provision.
     The Proposed Investment Management Agreement states that Bexil Advisers shall not be liable for delays or errors occurring by reason of circumstances beyond its control. The Current Agreement does not contain a similar provision.
     Duration, Termination and Amendment: The Proposed Investment Management Agreement provides that, unless terminated earlier, it will continue in effect for one year from its effective date. The Current Agreement and, after the initial term, the Proposed Investment Management Agreement, remain in effect for successive 12-month periods, provided that they are approved in the manner required by the 1940 Act. Both agreements may be terminated without penalty at any time either by vote of a majority of the Board of Directors of the Fund or by a vote of the holders of a majority of the outstanding voting securities of the Fund on 60 days’ written notice to the investment adviser or by the investment adviser on 60 days written notice to the Fund. Each agreement terminates immediately in the event of its assignment. Both agreements may be amended only in writing, signed by both the Fund and the investment adviser and approved in accordance with the requirements of the 1940 Act.
     Brokerage: Under the Proposed Investment Management Agreement, Bexil Advisers shall direct portfolio transactions to broker/dealers for execution on terms and at rates which it believes, in good faith, to be reasonable in view of the overall nature and quality of services provided by a particular broker/dealer, including brokerage and research services. Subject to the foregoing, Bexil Advisers may also allocate portfolio transactions to broker/dealers that remit a portion of their commissions as a credit against Fund expenses. With respect to brokerage and research services, Bexil Advisers may consider in the selection of broker/dealers, brokerage or research provided and payment may be made of a fee higher than that charged by another broker/dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, so long as the criteria of Section 28(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), or other applicable laws are met. Although Bexil Advisers may direct portfolio transactions without necessarily obtaining the lowest price at which such broker/dealer, or another, may be willing to do business, Bexil Advisers shall seek the best value for the Fund on each trade that circumstances in the market place permit, including the value inherent in on-going relationships with quality brokers. To the extent any such brokerage or research services may be deemed to be additional compensation to the Bexil Advisers from the Fund, it is authorized by the Proposed Investment Management Agreement. Bexil Advisers may place brokerage for the Fund through an affiliate of Bexil Advisers, provided that such brokerage ~~be~~is undertaken in compliance with applicable law. Bexil Advisers’ fees under the

Proposed Investment Management Agreement shall not be reduced by reason of any commissions, fees or other remuneration received by such affiliate from the Fund. The Current Agreement contains similar provisions although it does not expressly authorize the use of affiliated brokers or provide for commissions to be used as a credit against Fund expenses.
     Other Services: Under the Proposed Investment Management Agreement, the Fund may request certain services including, without limitation, accounting, administration, bookkeeping, broker/dealer record keeping, clerical, compliance, custody, dividend disbursing, fulfillment of requests for Fund information, proxy soliciting, securities pricing, registrar, and transfer agent services, to be provided by Bexil Advisers or its affiliates. Any services so requested and performed will be for the account of the Fund and the costs and out-of-pocket charges of Bexil Advisers and its affiliates in rendering such services shall be paid by the Fund, subject to prior approval and examination by the independent directors of the Fund. The Current Agreement does not contain a similar provision.
     Governing Law: Both agreements are governed by the laws of the State of Maryland.
     Certain Other Differences: Under the Current Agreement, Chartwell Partners may employ or contract with other persons (sub-advisers) to assist in the performance of the Current Agreement. The Proposed Investment Management Agreement does not contain a similar provision; however, it does not prohibit the retention of sub-advisers.
     The Current Agreement contains certain representations and covenants that are not stated in the Proposed Investment Management Agreement. In the Current Agreement, Chartwell Partners represents that will maintain its registration as an investment adviser under the Advisers Act, will adopt a Code of Ethics, and will conform with all applicable SEC rules and regulations. The Proposed Investment Management Agreement does not contain similar representations or covenants; however, Bexil Advisers expects to comply with these requirements.
     The Current Agreement grants the Fund the license to use the mark “Chartwell” in its name and the Fund is required to cease using that mark should Chartwell Partners cease to be the Fund’s investment adviser. Therefore, upon the Closing of the Transaction, the ~~new board of directors~~Fund will change ~~the~~its name ~~of the Fund~~ to eliminate the mark “Chartwell.” The Proposed Investment Management Agreement does not contain a similar provision.
     The Current Agreement, dated June 29, 1998, was entered into and submitted to the initial shareholder of the Fund in connection with the organization of the Fund. The Current Agreement was most recently approved by the Board of Directors of the Fund, including a majority of the Fund’s Directors who are not interested persons under the 1940 Act (the “Independent Directors”), on April 21, 2010. The aggregate amount of the advisory fees paid by the Fund to Chartwell Partners during the Fund’s fiscal year ended November 30, ~~2009~~2010 was $~~627,580~~744,863.
Factors Considered by the Board of Directors of the Fund in Approving the Proposed Investment Management Agreement
     The Board ~~of Directors of the Fund (the “Board”)~~, including all of the Independent Directors, considered the Proposed Investment Management Agreement over the course of ~~four~~five meetings. In the course of its review of the Proposed Investment Management Agreement, the Board met in person and telephonically with Messrs. Thomas B. Winmill and John F. Ramirez of Bexil and Bexil Advisers and also evaluated the proposed nominees for directors. At an in-person meeting of the Board held on November 9, 2010, the Board, including all of the Independent Directors, unanimously approved the Proposed Investment Management Agreement. Prior to making its determination, the Board received detailed information provided by Bexil Advisers and Chartwell Partners responsive to requests by the Board and the Fund’s independent counsel for certain information to assist the Board in its consideration of the Proposed Investment Management Agreement and a memorandum from the Fund’s independent counsel on the Board’s duties and responsibilities in considering approval of the Proposed Investment Management Agreement.
     Based on the information provided, in reaching its decision to approve the Proposed Investment Management Agreement, the Board, including all of the Independent Directors, considered, among other things: (i)

the nature, extent and quality of Bexil Advisers’ services to be provided to the Fund; (ii) the experience and qualifications of the proposed portfolio management team; (iii) Bexil Advisers’ investment philosophy and process; (iv) Bexil Advisers’ and its affiliated companies’ organizational structures; (v) assets under management, client descriptions and performance record for each of the investment strategies currently managed by one or more members of the proposed portfolio management team; (vi) Bexil Advisers’ affiliates’ most recent annual compliance summary; (vii) Bexil Advisers’ Form ADV; (viii) its soft dollar commission, broker selection and best execution philosophy; (ix) the proposed advisory fee arrangement and contractual fee waiver with the Fund and current advisory fee arrangements with the other funds in the Bexil Investment Company Complex; (x) ~~Lipper~~ information compiled by Lipper Inc., an independent provider of investment company data, and a chart prepared by Bexil Advisers comparing the performance, advisory fee and expense ratio of the Fund and each of the funds in the Bexil Investment Company Complex to those of their peer groups; (xi) Bexil Advisers’ financial information and estimated profitability analysis related to providing advisory services to the Fund; (xii) any compensation and other possible benefits to Bexil Advisers that would arise from its advisory and other relationships with the Fund; (xiii) Bexil ~~Adviser’s~~Advisers’ estimated pro forma Fund expense analysis and the extent to which economies of scale are relevant to the Fund; (xiv) the assessment of the Fund’s Chief Compliance Officer (“CCO”) of Bexil Advisers’ compliance policies and procedures; (xv) the due diligence review conducted by Chartwell Partners and the Fund’s CCO’s (who is also Chartwell Partners’ CCO) assessment of the results of that review; and (xvi) the comparison of the terms of the Current Agreement and the Proposed Investment Management Agreement.
     The Board considered, among other factors, the services provided to the Fund under the Current Agreement and the structure of the Proposed Investment Management Agreement. The Board reviewed the fees payable under the Current and Proposed Investment Management Agreements and noted that the contractual fees payable under both Agreements are the same. The Board also considered that while Chartwell Partners currently voluntarily waives .10% of its advisory fee annually, Bexil Advisers ~~has~~will contractually ~~agreed~~agree to waive, for at least two years, up to .10% of its advisory fee annually to the extent that the ratio stated as a percentage of the Fund’s Direct Operating Expenses to the Fund’s Managed Assets exceeds ~~at~~ the annual rate rate ~~the lesser of (1) 1.58% or (2) the ratio stated as a percentage set forth in the Financial Highlights of the Fund’s audited annual report for the year ending November 30, 2010 in the line entitled “Total operating expenses including waiver of fees.”~~set forth in the Fee Waiver Letter The Board also considered that while the advisory fees paid by the funds in the Bexil Investment Company Complex to Bexil Advisers’ affiliates are in some instances higher and in other instances lower than the Proposed Investment Management Agreement, Bexil Advisers has advised that none of those funds are managed with Chartwell Partners’ investment style. The Board also considered the potential for a reduction in the Fund’s Direct Operating Expenses that Bexil anticipates may result by reducing certain fixed costs of the Fund and through economies of scale that could be achieved by having certain common costs allocated over the Bexil Investment Company Complex. Bexil Advisers has informed the Board that those savings may be achievable over time through the use of vendors servicing the Bexil Investment Company Complex. However, the Board noted that there is no assurance that the Fund will achieve the expected cost savings or economies of scale. The Board noted that the Fund will incur ~~indirect fees~~Acquired Fund Fees and ~~expenses~~Expenses greater than reflected in ~~Exhibit D~~the Current and Pro Forma Fees and Expenses table to the extent that the Fund further invests in other closed-end funds, which will reduce the expected cost savings over time. The Board considered that the anticipated investment in closed-end funds and the additional Acquired Fund Fees and Expenses are reasonable in relation to the proposed investment advisory fee. The Board further considered the efforts of Chartwell Partners to reduce the expenses of the Fund and recognized that, as a stand-alone fund that is not part of an investment company complex, it has been difficult for the Fund to achieve the economies of scale and cost savings that being part of a fund group, such as the Bexil Investment Company Complex, potentially could provide.
     The Board considered the investment advisory experience of the personnel at Bexil Advisers who would be managing the Fund’s investments ~~at Bexil Advisers~~. The Board noted that although Bexil Advisers is a newly organized investment adviser, it shares executive, portfolio management and operational staff with CEF Advisers and Midas Management. The Board noted that through CEF Advisers and Midas Management, the Fund’s proposed portfolio management team currently provides investment advisory services to two investment companies, the Global Income Fund, a closed-end fund with net assets of $~~31~~35 million as of ~~June~~September 30, 2010 and Midas Perpetual Portfolio, an open-end fund with net assets of $~~8~~9 million as of ~~June~~September 30, 2010. In addition, to managing these two funds, Thomas Winmill manages the Midas Fund , an open-end fund with net assets of $~~103~~118 million as of ~~June~~September 30, 2010, and Bassett Winmill manages Midas Special Fund, an open-end fund with net assets of $~~10~~11 million as of ~~June~~September 30, 2010, and Foxby Corp., a closed-end fund with net assets of $4 million as of ~~June~~September 30, 2010.
     The Board also considered the experience of the portfolio managers in managing the types of securities held in the Fund’s portfolio. Most of the funds in the Bexil Investment Company Complex may invest directly in high yield fixed income securities, although only one such fund is currently so invested. Bexil Advisers stated that it intends for the Fund to invest in high yield fixed income securities indirectly through gradual investment in other closed-end funds. The Board considered that the proposed portfolio management team utilizes a similar strategy of investing in closed-end funds with Global Income Fund, which has a similar investment objective as the Fund, and noted that, based on the information provided by Bexil Advisers, the net asset value and market performance of this fund for the one-, three-, five- and ten-year periods through September 30, 2010 was better than that of the Fund. The Board noted that while the Fund achieves its investment objective by investing in both equities and fixed income securities, Global Income Fund invests in fixed income securities and closed-end funds, so the performance comparisons are not equivalent. The Board also considered that in order to facilitate ~~a smooth~~the transition, Chartwell Partners has agreed to provide Bexil Advisers, at its request, research and consulting services with respect to the management of the Fund, primarily relating to Chartwell Partners’ working knowledge of the securities in the Fund’s portfolio and the design of the Fund’s investment strategy and managed distribution policy for a period that is the longer of (i) three months after the Closing or (ii) the first date after the Closing when less than 10% of the Fund’s total assets (computed by reference to the Fund’s fair market valuations) are invested in below-investment grade corporate debt obligations rated “Ba1” or lower by Moody’s Investors Service, Inc. or “BB+” or lower by Standard and Poor’s Ratings Group, provided that nothing in the agreement requires Chartwell Partners to provide Bexil Advisers with any such services if and to the extent the provision of such services would, in the good faith judgment of Chartwell Partners, cause Chartwell Partners to be deemed an “investment adviser” or “~~sub-adviser~~subadviser” to the Fund within the meaning of the 1940 Act. The Board considered that other than gradually investing in closed-end funds in lieu of high yield fixed income securities, Bexil Advisers represented to the Board that it does not plan to change the Fund’s investment objectives, policies or general strategies. In addition, the Board considered Bexil Advisers’ representation that, subject to its fiduciary duty, it will not recommend that the successor board of directors change the Fund’s managed distribution policy absent a material change in conditions or circumstances.
     The Board further considered the impact the proposed change in investment managers would likely have on shareholders of the Fund. The Board focused on the costs associated with the transition of investment management services and the representations of Chartwell Partners and Bexil Advisers that all costs and expenses incurred by the Fund in connection with the Business Transfer, including the proxy solicitation, would be borne by Chartwell Partners, Bexil Advisers and Bexil. The Board considered the report and assessment provided on the due diligence conducted by Chartwell Partners’ and the Fund’s CCO of Bexil Advisers and its affiliated companies, and Bexil Advisers’ representations regarding its commitments to shareholder services, as well as compliance oversight. The Board also considered that the two closed-end funds in the Bexil Investment Company Complex had been voluntarily delisted from the American Stock Exchange~~,~~. The Board considered Mr. Winmill’s explanations for that action and Bexil Advisers’ representation that, subject to its fiduciary duty, it will not recommend to the Fund’s successor board of directors to delist the Fund from the New York Stock Exchange absent a material change in conditions or circumstances. Although the Fund cannot predict with reasonable certainty all resulting consequences of such an action, delisting of the Fund’s common stock would cause the Fund to be no longer subject to certain governance, shareholder meeting, and reporting requirements of the New York Stock Exchange (NYSE) and incur expenses in connection therewith. Delisting could impact, among other things, the Fund’s trading volume, quotation spread, market price (which may be higher or lower than its net asset value), public visibility, ability to raise new capital, and total expenses, as well as the ability or willingness of some institutional and other shareholders to hold large blocks of the Fund’s common stock. The Board considered the Fund’s CCO’s assessment of the results of prior regulatory examinations, and Bexil and its affiliated companies’ relations with their shareholders.
     The Board also considered pending ~~litigation against Bexil and its directors by minority shareholders to dissolve Bexil and the assessment by Bexil Advisers and the Fund’s CCO of the merits of this litigation, and their expectation that this matter would not have a material impact on the ability of Bexil Advisers to manage the Fund.~~ class action claims brought by Bexil minority shareholders against Bexil and its directors, including Thomas Winmill and Bassett Winmill. In the case of Steven Bronson et al. vs. Bexil Corp., et al., filed in December 2009 and currently pending in the Circuit Court for the City of Baltimore, Maryland, the plaintiffs seek to dissolve Bexil and obtain the full 2008 book value plus interest for their shares based on the allegation, among others, that Bexil does not conduct any substantive business activities. The plaintiffs also seek $12 million in damages, plus attorneys’ fees and costs for breaches of fiduciary duty by all of the Bexil directors, including Thomas Winmill and Bassett Winmill, in both their capacities as shareholders and as directors, arising from certain actions and inactions in implementing and overseeing Bexil policies and plans that allegedly benefitted the defendants personally to the detriment of minority shareholders. Bexil has advanced litigation expenses to all defendants and Bexil and Thomas Winmill have informed the Board that they believe the lawsuit is without merit and are vigorously defending all claims.
     The Board also considered pending class action and derivative claims brought by a minority shareholder of Winmill & Co. Incorporated (“Winmill”), an affiliate of Bexil, against Winmill’s directors, including Thomas Winmill and Bassett Winmill. In the case of Ravenswood Investment Company, L.P., v. Bassett Winmill, et. al., filed in April 2008 and currently pending in the Delaware Court of Chancery, the plaintiff alleges breaches of fiduciary duty by the Winmill directors with respect to certain actions, including the adoption and implementation of stock option and share buyback plans and the sale of certain Bexil assets for the defendants’ and other insiders’ benefit to the detriment of the minority shareholders and Winmill. The complaint seeks unspecified damages, litigation expenses and other unspecified relief. The Board has been informed by Winmill, Bexil and Thomas Winmill that they believe the lawsuit is without merit and they are defending all claims vigorously. The same shareholder has also filed a lawsuit to compel Winmill to produce certain company records. The Board has been informed by Thomas Winmill that although Winmill intends to provide certain records, he believes that the lawsuit is without merit and the defendants intend to otherwise defend all claims vigorously.
     None of these suits have named Bexil Advisers, any fund in the Bexil Investment Company Complex or any of their independent directors as defendants. The Board considered the assessment by Bexil Advisers, Chartwell Partners and the Fund’s CCO of the merits of these pending actions, and their expectation that these matters would not have a material impact on the ability of Bexil Advisers to manage the Fund. There is, however, no assurance that Bexil, Winmill, or its respective directors, including Thomas Winmill or Bassett Winmill, will be successful or that the outcome of the litigation will not have a material adverse impact on the ability of Bexil Advisers to manage the Fund.
     The foregoing speaks only as of the date of this Proxy Statement. Additional lawsuits presenting allegations and requests for relief arising out of or in connection with any of the foregoing matters may be filed against these and related parties in the future.
     Based on its review and evaluation of these and other factors, the Board, and all of the Independent Directors, unanimously determined that the terms of the Proposed Investment Management Agreement are fair and reasonable. The Board unanimously approved the submission of the Proposed Investment Management Agreement to the Fund’s shareholders and recommended that the Fund’s shareholders vote to approve it.
     The Proposed Investment Management Agreement is being submitted to the shareholders of the Fund for their approval at the first Meeting. If the Proposed Investment Management Agreement is approved by the required vote of the Fund’s shareholders, subject to the election of the directors at the second Meeting as described below and the satisfaction or waiver of other conditions of the Transaction Agreement, the Current Agreement will terminate immediately following the Closing and the Proposed Investment Management Agreement will immediately become effective and will continue in effect for a period of one year and then be continued annually for one-year terms until terminated as provided therein. If the Proposed Investment Management Agreement is not approved by the shareholders of the Fund or if the Closing does not occur for any reason, the Current Agreement will continue in effect and the current directors will continue to serve as the Fund’s directors until their terms of office expire and their successors are duly elected and qualified. Unless you give contrary instructions on the form of proxy, executed proxies timely received will be voted ~~for~~in favor of the Proposed Investment Management Agreement.
     Each share of common stock is entitled to one vote. The presence, in person or by proxy, at the first Meeting of the owners of a majority of the shares outstanding is required for a quorum. If such a quorum is represented at the first Meeting, the vote of a majority of the Fund’s outstanding voting securities as defined in the 1940 Act is required for approval of the Proposed Investment Management Agreement. For this purpose, the required vote is the lesser of: (i) 67% of the shares of the Fund present at the first Meeting, if the owners of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (ii) more than 50% of the outstanding shares of the Fund.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” THE PROPOSED INVESTMENT MANAGEMENT AGREEMENT

EXHIBIT B
FORM OF FEE WAIVER LETTER
BEXIL ADVISERS LLC
11 Hanover Square
New York, NY 10005
________, ~~2010~~2011
Board of Directors
Chartwell Dividend and Income Fund, Inc.
11 Hanover Square
New York, NY 10005
Dear Ladies and Gentlemen:
     Chartwell Dividend and Income Fund, Inc. (the “Fund”) has entered into an Investment Management Agreement with Bexil Advisers LLC (the “Investment Manager”) with the same effective date as this letter agreement whereby the Investment Manager furnishes certain investment advisory and portfolio management services to the Fund.
     The Investment Manager hereby agrees to waive up to 10 basis points annually of the fees payable to it under the Investment Management Agreement to the extent that the ratio stated as a percentage of the Fund’s total operating expenses (excluding commercial paper fees and interest expense, borrowing interest and fees, brokerage commissions, taxes, fees and expenses of investing in other investment companies, and extraordinary expenses) to the Fund’s Managed Assets (as defined in the Investment Management Agreement) exceeds at the annual rate the lesser of (1) 1.58% or (2) the ratio stated as a percentage set forth in the Financial Highlights of the Fund’s audited annual report for the year ~~ended~~ending November 30, 2010 in the line entitled ~~“~~“Total operating expenses including waiver of fees~~”~~” restated as a percentage of Managed Assets.
     The Investment Manager further agrees that it is not entitled to recoup any fees duly waived hereunder.
     This letter agreement is subject to the terms and conditions of the Investment Management Agreement and shall be governed by, and construed and enforced in accordance with the laws of the State of Maryland, except insofar as federal laws and regulations are controlling. This letter agreement shall become effective upon the date hereinabove written and, unless sooner amended or terminated with the approval of the Fund’s Board of Directors, shall continue in effect for two years, or if sooner, upon the termination of the Investment Management Agreement.
     If you are in agreement with the foregoing, please sign the form of acceptance below.

Very truly yours, BEXIL ADVISERS LLC
By:
Thomas B. Winmill, President

Agreed And Accepted:

CHARTWELL DIVIDEND AND INCOME FUND, INC.

By:
Exhibit B

EXHIBIT D
Financial Highlights
the following per share data and ratios have
been derived from information provided in the
financial statements

	For the Six
	Months		For the
	Ended		Years Ended
	May 31, 2010		November
	(unaudited)		30, 2009
Net asset value, beginning of period	$4.19		$3.67

Income/(loss) from investment operations:(1)
Net investment income (loss)	0.09		(0.21)
Net realized and unrealized gain (loss) on investment transactions and written call options	(0.04)		1.14

Total from investment operations	(0.05)		0.93

Less dividends and distributions:
Dividends from net investment income	(0.20)		(0.39)
Tax return of capital	—		(0.02)

Total dividends and distributions	(0.20)		(0.41)

Net asset value, end of period	$4.04		$4.19

Market value, end of period	$3.79		$3.65

Total return based on:(2)

Net asset value	1.48%		29.42%

Market value	9.28%		59.14%

Ratios and supplemental data: (3)
Net assets, end of period (000 omitted)	$68,262		$73,887

Total expenses including waiver of fees (5)	2.54	%(6)	2.89%
Total expenses excluding waiver of fees (5)	2.66	%(6)	3.01%
Total operating expenses including waiver of fees (4)(5)	1.85	%(6)	1.91%
Total operating expenses excluding waiver of fees (4)(5)	1.96	%(6)	2.03%
Commercial paper fees and interest expense (5)	0.70	%(6)	0.98%
Net investment income including waiver of fees (5)	4.26	%(6)	5.43%
Portfolio turnover	30%		73%

Leverage analysis:
Aggregate amount outstanding at end of period (000 omitted)	N/A		$10,000
Average daily balance of amortized cost of commercial paper outstanding (000 omitted)	N/A		$9,960
Asset coverage per $1,000 at end of period	N/A		$7,425

(1)	Based on average shares outstanding.

(2)	Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Total investment return does not reflect brokerage commissions. Dividends and distributions, if any, are assumed for the purposes of this calculation, to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns based on market value can be significantly greater or less than investment returns based on net asset value. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the sale of Fund shares.

(3)	Ratios are stated as a percentage of average net assets attributable to common shares.

(4)	Exclusive of commercial paper fees and interest expense.

(5)	Ratios are unaudited, see supplemental disclosure on page D-4 for ratios calculated based on managed assets.

(6)	Annualized.
Amounts designated as “—” are $0.
Exhibit D

EXHIBIT D
Financial Highlights (continued)
the following per share data and ratios have
been derived from information provided in the
financial statements

	For the Years Ended
	November 30,
	2008	2007
Net asset value, beginning of year	$8.16	$9.55

Income/(loss) from investment operations: (1)
Net investment income	0.56	0.80
Net realized and unrealized loss on investment transactions and written call options	(4.19)	(1.30)

Total from investment operations	(3.63)	(0.50)

Less dividends and distributions:
Dividends from net investment income	(0.59)	(0.84)
Tax return of capital	(0.27)	(0.05)

Total dividends and distributions	(0.86)	(0.89)

Net asset value, end of year	$3.67	$8.16

Market value, end of year	$2.60	$7.35

Total return based on: (2)

Net asset value	(47.75)%	(6.05)%

Market value	(58.90)%	(17.19)%

Ratios and supplemental data: (3)
Net assets, end of year (000 omitted)	$62,022	$137,953

Total expenses including waiver of fees (5)	3.47%	3.62%
Total expenses excluding waiver of fees (5)	3.62%	3.75%
Total operating expenses including waiver of fees (4)(5)	1.76%	1.56%
Total operating expenses excluding waiver of fees (4)(5)	1.91%	1.70%
Commercial paper fees and interest expense (5)	1.71%	2.06%
Net investment income including waiver of fees (5)	8.62%	8.52%
Portfolio turnover	54%	74%

Leverage analysis:
Aggregate amount outstanding at end of year (000 omitted)	$10,000	$55,000
Average daily balance of amortized cost of commercial paper outstanding (000 omitted)	$47,921	$54,790
Asset coverage per $1,000 at end of year	$15,880	$3,903

(1)	Based on average shares outstanding.

(2)	Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Total investment return does not reflect brokerage commissions. Dividends and distributions, if any, are assumed for the purposes of this calculation, to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns based on market value can be significantly greater or less than investment returns based on net asset value. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the sale of Fund shares.

(3)	Ratios are stated as a percentage of average net assets attributable to common shares.

(4)	Exclusive of commercial paper fees and interest expense.

(5)	Ratios are unaudited, see supplemental disclosure on page D-4 for ratios calculated based on managed assets.
Exhibit D

EXHIBIT D
Financial Highlights (concluded)
the following per share data and ratios have
been derived from information provided in the
financial statements

	For the Years Ended
	November 30,
	2006	2005
Net asset value, beginning of year	$8.65	$8.96

Income/(loss) from investment operations: (1)
Net investment income	0.63	0.61
Net realized and unrealized gain on investment transactions and written call options	1.20	0.08

Total from investment operations	1.83	0.69

Less dividends and distributions:
Dividends from net investment income	(0.93)	(0.53)
Distributions in excess	—	(0.01)

Tax return of capital	—	(0.46)

Total dividends and distributions	(0.93)	(1.00)

Net asset value, end of year	$9.55	$8.65

Market value, end of year	$9.78	$10.70

Total return based on: (2)

Net asset value	22.51%	8.19%

Market value	0.36%	18.14%

Ratios and supplemental data: (3)
Net assets, end of year (000 omitted)	$160,613	$144,352

Total expenses including waiver of fees (5)	3.55%	2.90%
Total expenses excluding waiver of fees (5)	3.69%	3.04%
Total operating expenses including waiver of fees (4)(5)	1.57%	1.59%
Total operating expenses excluding waiver of fees (4)(5)	1.71%	1.73%
Commercial paper fees and interest expense (5)	1.98%	1.31%
Net investment income including waiver of fees (5)	6.96%	7.00%
Portfolio turnover	96%	80%

Leverage analysis:
Aggregate amount outstanding at end of year (000 omitted)	$10,000	$55,000
Average daily balance of amortized cost of commercial paper outstanding (000 omitted)	$47,921	$54,794
Asset coverage per $1,000 at end of year	$15,880	$3,679

(1)	Based on average shares outstanding.

(2)	Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Total investment return does not reflect brokerage commissions. Dividends and distributions, if any, are assumed for the purposes of this calculation, to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns based on market value can be significantly greater or less than investment returns based on net asset value. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the sale of Fund shares.

(3)	Ratios are stated as a percentage of average net assets attributable to common shares.

(4)	Exclusive of commercial paper fees and interest expense.

(5)	Ratios are unaudited, see supplemental disclosure on page D-4 for ratios calculated based on managed assets.
Exhibit D

EXHIBIT D
Supplemental Information to Financial Highlights
     The following table provides the income and expense ratios that were reported in the financial highlights section of the Fund’s annual reports for the most recent five fiscal years ended November 30, as well as the semi-annual report for the six months ended May 31, 2010. All income and expense ratios below are calculated as a percentage of average managed assets, which includes those assets held and purchased using proceeds from leverage. The income and expense ratios for the six months ended May 31, 2010 are annualized.
Income and Expense Ratios Calculated Based on Managed Assets

		For the Years Ended November 30,
	5/31/10	2009	2008	2007	2006	2005

Total expenses including waiver of fees	2.18%	2.50%	2.41%	2.69%	2.59%	2.11%
Total expenses excluding waiver of fees	2.28%	2.60%	2.51%	2.79%	2.68%	2.21%
Total operating expenses including waiver of fees	1.58%	1.66%	1.22%	1.15%	1.13%	1.15%
Total operating expenses excluding waiver of fees	1.68%	1.76%	1.32%	1.26%	1.24%	1.25%
Commercial paper fees and interest expense	0.60%	0.85%	1.19%	1.53%	1.44%	0.95%
Net investment income including waiver of fees	3.65%	4.71%	5.97%	6.33%	5.07%	5.09%
Exhibit D